FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 29, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



GlaxoSmithKline plc (the "Company") announces that it has today put in place an irrevocable, non-discretionary programme for the repurchase of its ordinary shares during the close period which precedes the 2006 fourth quarter results announcement expected to be made on 8 February 2007.

The buy back programme will be managed by an independent third party which makes its trading decisions in relation to the Company's securities independently of, and uninfluenced by, the Company.

Any repurchases pursuant to these arrangements will be effected during the period between 2 January 2007 and 8 February 2007 within certain pre-set parameters and in accordance with both the Listing Rules and the limitations of the repurchase authority granted to the Directors at the last Annual General Meeting of shareholders. Any ordinary shares repurchased will be held as treasury shares.


S M Bicknell
Company Secretary

29 December 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 29, 2006                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc